October 1, 2007

VIA FEDERAL EXPRESS AND EDGAR

Mr. H. Roger Schwall
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re.	Tremisis Energy Acquisition Corporation II
Registration Statement on Form S-1
Filed on August 22, 2007
File No. 333-145625

Dear Mr. Reynolds:

On behalf of Tremisis Energy Acquisition Corporation II (the “Company”), we respond as follows to the Staff’s comment letter, dated September 21, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Carmen Moncada-Terry. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

Duly noted. We have made appropriate corresponding changes to all disclosure to which a comment relates as well as provide page references in our responses to all responsive disclosure in the marked version of the Registration Statement.

Securities and Exchange Commission
October 1, 2007

2.	Please file all omitted exhibits and fill in all blanks other than the information that Rule 430A permits you to omit. We may have additional comments.

We have filed all omitted exhibits except the underwriting agreement and filled in all blanks other than the information that Rule 430A permits us to omit as requested. We will file the underwriting agreement as soon as possible.

3.	Provide for our review and comment any graphics or other artwork you propose to include in the prospectus.

The Company will not be using any graphics or other artwork in the prospectus.

4.
Prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a call from the NASD confirming that NASD has completed its review and has no further concerns regarding the underwriting terms and arrangements pertaining to this offering.

We supplementally advise the Staff that the underwriting arrangements are currently being reviewed by the Financial Industry Regulatory Authority (“FINRA”) and have not been cleared by FINRA at this time. Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the FINRA “no-objection” letter or arrange for a call to you from FINRA once FINRA has stated that it has no objections regarding the underwriting arrangements in this offering.

5.
Please tell us the factors you considered in determining to value this offering at $76,000,000 million. Also, tell us the factors you considered when determining that you may need $70,680,000 million in the trust account, added to the interest earned on the proceeds held in the trust account, to effect the initial business combination. It does not appear to the staff as though the determination to value the offering at this amount is an arbitrary decision, and we would like to know the specific factors underlying the valuation. This includes the time period before the company’s official formation on July 3, 2007, and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of the company. Given management’s experience in the areas that have been identified as potential target businesses, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comments.

The Company and the underwriters have agreed to value the offering at $76,000,000, based on the previous transactional experience of the principals of the Company, as well as the underwriters’ evaluation of overall market conditions for transactions similar in structure and scope as the proposed offering, including their ability to solicit investors for an offering of this size. We have revised the disclosure on page 12 of the Registration Statement to clarify the foregoing.

Securities and Exchange Commission
October 1, 2007

Please note that the Company has not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. Furthermore, as the disclosure in the Registration Statement states, the Company has not, nor has anyone on its behalf, taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate, nor has the Company engaged or retained any agent or other representative to identify or locate such an acquisition candidate. The Company’s management does not have any knowledge as to the Company’s ability to effect a business combination following this offering with a company whose fair market value is equal to at least 80% of the Company’s net assets. Accordingly, as set forth on page 36 of the prospectus under the section titled “Proposed business - Effecting a business combination - We have not identified a target business,” the Company has explicitly stated that it cannot be certain that it will be able to locate or enter into a business combination with a target business on favorable terms or at all.

6.
We note the disclosure in several places in the registration statement that you will not consummate an initial business combination if public stockholders owning 30% or more of the shares sold in this offering vote against the initial business combination and exercise their conversion rights. Please advise us whether in the company’s view the 30% threshold could be increased or lowered by the company after the registration statement is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the IPO. We may have further comments.

The Company hereby advises the Staff that it will not increase or lower the 30% threshold after the Registration Statement is effective and prior to the vote regarding the initial business combination nor will it amend any other of such conditions after the initial public offering.

7.
We note the disclosure in several places in your registration statement that no compensation of any kind, including finder’s and consulting fees, will be paid to any of your initial stockholders, sponsors, officers or directors, or to any of their respective affiliates, for services rendered prior to or in connection with the consummation of an initial business combination. Please disclose in relevant places throughout the registration statement if these persons could receive such compensation from the target company concurrent with or after consummation of a business transaction, and whether payment of finder’s fees or consulting fees to these persons will or may be considered in the selection process of an acquisition candidate. In addition, describe any policy prohibiting your management’s pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, explicitly state so and consider including an appropriate risk factor discussion.

Securities and Exchange Commission
October 1, 2007

We have revised the disclosure on pages 7, 28 and 50 of the Registration Statement to indicate that no fees or other cash payments of any kind will be paid by the Company or the target business to any of the Company’s existing stockholders, officers, directors or their affiliates prior to, or for any services they render in order to effectuate, the consummation of a business combination other than the repayment of the $75,000 non-interest bearing loan made by Lawrence S. Coben and reimbursement for out-of-pocket expenses incurred by them in connection with activities on the Company’s behalf. However, nothing prohibits such individuals from entering into consulting or employment agreements with a target business for services to be rendered to the target business after the consummation of a business combination. The foregoing is already disclosed on page 19 in the “Risk Factors” section and on page 39 in the “Proposed Business” section. Furthermore, such disclosure indicates that the ability of such individuals to remain with the company after the consummation of a business combination will not be the determining factor in the Company’s decision as to whether or not it will proceed with any potential business combination.

8.
We note the disclosure in several places in the registration statement that Mr. Lawrence S. Coben has agreed that he will be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by the company for services rendered or contracted for or products sold to the company. Please revise to clearly state, throughout the registration statement, all circumstances whereby this individual will be personally liable. In addition, define in context the term “vendors.”

We have revised the disclosure on pages 11 and 42 of the Registration Statement as requested.

9.
We note that you have not yet filed the Specimen Warrant Certificate (Exhibit 4.3), the Form of Warrant Agreement (Exhibit 4.4), or the Form of Registration Rights Agreement (Exhibit 10.8). We may have further comments after a review of these exhibits.

Duly noted. We have filed such agreements as exhibits with Amendment No. 1.

10.	We note the discussion of “insider warrants” appearing in various parts of your filing. Tell us, with a view towards revised disclosure, how you plan to value and account for the insider warrants.

The Company plans to account for the funds to be received from the sale of the insider warrants as additional paid in capital. No compensation cost is expected be recognized in connection with the insider warrants that will be issued, as the purchase price of the insider warrants reflects a premium over its estimated value. The Company and underwriters determined that the purchase price is at a premium by analyzing warrant prices of several similarly structured blank check companies after consummation of their initial public offerings and following separation of the common stock and warrants included within the units. The average trading price for the warrants of such companies was $0.78, which is below the $1.00 purchase price. Accordingly, we do not believe any revision to the disclosure in the Registration Statement is necessary.

Securities and Exchange Commission
October 1, 2007

Cover Page

11.	Please disclose at the forefront the total price of the public offering.

We have revised the disclosure on the cover page of the prospectus to include the total price of the public offering.

12.
We note that the purchasers of the insider warrants have agreed that the insider warrants will not be sold or transferred by them until after you have completed a business combination. Please file as an exhibit the agreement documenting the arrangement.

We have filed such agreement as exhibit 10.9 with Amendment No. 1 as requested.

13.
We note here that you intend to apply to have the units listed on the American Stock Exchange. Please explain, in an appropriate location, how the company intends to fulfill all initial listing criteria set forth by the AMEX, in light of the company’s blank check status, minimal assets, and lack of income from continuing operations.

There are several tests that may be utilized to qualify for listing on the AMEX, some of which do not require specific levels of income. Furthermore, upon consummation of the offering, the Company’s shareholders’ equity will be in excess of $4,000,000 (the required amount under the AMEX listing requirements) and the Company’s trust account will have in excess of $50,000,000 (one of the factors that AMEX utilizes in determining whether or not to approve the listing of blank check companies on the AMEX). Accordingly, the Company believes it will be able to qualify to have its securities listed on the AMEX. However, we do not believe such information is material to an investor as the Company will have received notification from the AMEX whether or not it will list the Company’s securities prior to the time the Company will request effectiveness of the Registration Statement.

14.
In this regard, you state you “intend” to apply for listing on the AMEX and caution that you “cannot assure” that your securities will be listed on the AMEX. However, on page 14 you state that “since our securities will be listed on the AMEX.” Unless acceptance by the AMEX is a condition to your requesting effectiveness of the registration statement, you should include language that assumes that you will be listed. This includes language on the Cover Page “[a]ssuming that the units are listed” on the AMEX. Please revise or advise.

We have revised the disclosure on the cover page of the prospectus and on pages 60 and 63 of the Registration Statement as requested.

Securities and Exchange Commission
October 1, 2007

15.	Please explain in an appropriate place the business reason for conducting, concurrently with the public offering the private sale of the warrants to insiders.

We have revised the disclosure on page 4 of the Registration Statement as requested.

Table of Contents, page i

16.
You remind investors that they should not assume that the information contained in the prospectus is accurate as of any date other than the date on the front of the prospectus. This language is inappropriate given your Item 512(a) undertakings. Revise to delete the noted language.

We have revised the disclosure on page i of the Registration Statement as requested.

17.	Please advise us why you have limited the dealer prospectus delivery requirements to 25 days.

Section (d) of Rule 174 promulgated under the Securities Act of 1933, as amended, states as follows:

“If (1) the registration statement relates to the security of an issuer that is not subject, immediately prior to the time of filing the registration statement, to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, and (2) as of the offering date, the security is listed on a registered national securities exchange or authorized for inclusion in an electronic inter-dealer quotation system sponsored and governed by the rules of a registered securities association, no prospectus need be delivered after the expiration of twenty-five calendar days after the offering date.”

Accordingly, we believe the 25 day period is proper and we have not revised the disclosure in the Registration Statement in response to this comment.

Summary, page 1

18.	In the last paragraph on page 2, clarify that the target business or businesses must have a fair market value as determined by the Board. Provide this information on page 20 as well.

We currently disclose the following on page 2 of the Registration Statement:

Securities and Exchange Commission
October 1, 2007

“The fair market value of the target will be determined by our board of directors based upon one or more standards generally accepted by the financial community (which may include actual and potential sales, earnings, cash flow and/or book value).”

We have revised the disclosure on page 20 of the Registration Statement to reflect the foregoing.

Limited payments to insiders, page 7

19.
Please expand to state, if correct, that there are no limits in the amounts that may be reimbursed for out-of-pocket expenses incurred in connection with activities involving the identification and investigation for possible business targets.

We have revised the disclosure on page 7 of the Registration Statement as requested.

Liquidation of no business combination, page 10

20.
You disclose that your “corporate existence will cease by operation of law and [you] will promptly distribute only to [y]our public stockholders the amount in [y]our trust....” Briefly describe here and in more detail in the business section, the procedures that the company will follow in dissolving the company and distributing the proceeds held in trust. Also include the costs of such dissolution. In addition, please clarify your usage of “promptly” with more definitive language.

With respect to the first part of the Staff’s comment, we currently disclose on page 7 of the Registration Statement under the caption “Certificate of Incorporation” as follows:

“If we have not completed a business combination by such date, our corporate existence will cease except for the purposes of winding up our affairs and liquidating, pursuant to Section 278 of the Delaware General Corporation Law. This has the same effect as if our board of directors and stockholders had formally voted to approve our dissolution pursuant to Section 275 of the Delaware General Corporation Law. Accordingly, limiting our corporate existence to a specified date as permitted by Section 102(b)(5) of the Delaware General Corporation Law removes the necessity to comply with the formal procedures set forth in Section 275 (which would have required our board of directors and stockholders to formally vote to approve our dissolution and liquidation and to have filed a certificate of dissolution with the Delaware Secretary of State).”

As the summary is meant to be succinct and not duplicative, we believe such information more properly belongs in the current section and not in the above-referenced section. Furthermore, such information is currently disclosed in the “Proposed Business” section under the caption “Liquidation if no business combination.”

Securities and Exchange Commission
October 1, 2007

With respect to the second part of the Staff’s comment, we currently disclose on pages 11 and 42 of the Registration Statement that the anticipated expenses of liquidation will be no more than approximately $15,000.

With respect to the third part of the Staff’s comment, we currently indicate on pages 11 and 42 of the Registration Statement that the Company anticipates distribution of the funds in the trust account to occur within 10 business days from the date the Company’s corporate existence ceases.

Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Risk Factors, page 14

21.
Please remove language that mitigates or qualifies the described risk. We note the phrase “we cannot assure” and introductory clauses that have the effect of mitigating the risk described in the statement that follows. For example, we note statements beginning with “although” or “however” and the statement indicating that you “believe that, upon consummation of this offering, the funds available to [you] outside of the trust account, plus the interest earned on the funds held in the trust account that may be available to us, will be sufficient to allow [you] to operate for at least the next 24 months...”

We have revised the disclosure in the “Risk Factors” section of the Registration Statement as requested.

22.
We note that if you issue shares of your common stock to complete the acquisition of a business combination target, you may use a portion of the proceeds of the offering to reimburse insiders and affiliates for operating expenses incurred on your behalf. Please discuss in a risk factor the interests of such individuals in funding acquisitions through the issuance of shares of common stock.

Whether or not the Company utilizes its securities to complete the acquisition of a target business, the only way insiders and their affiliates will be able to receive reimbursement for their out-of-pocket expenses is if the Company has available funds to make such payments. If the Company does not utilize its securities, the combined company will still need to have access to sufficient working capital to pay its operational expenses, which would include valid reimbursements for out-of-pocket expenses. Accordingly, we respectfully do not believe there is any risk to disclose. We therefore have not revised the disclosure in the Registration Statement in response to this comment.

Securities and Exchange Commission
October 1, 2007

Because there are numerous companies..., page 14

23.	Provide us with the list of those companies that have consummated a business combination.

The companies that have consummated a business combination are set forth on the attached Exhibit A.

We may only be able to complete one business combination with the proceeds of this offering which will cause us to be solely dependent on a single business which may have limited number of products or services, page 20

24.
This risk factor appears to address two potential risks, the risk of combining with only one business and the risk of combining with more than one business (“[a]lternatively, if we determine...”). Providing the two risks under one subheading deemphasizes the materiality of the risks described. Please discuss the risks under separate headings.

We have revised the disclosure on page 20 of the Registration Statement to discuss the above-referenced risks under separate headings as requested.

Our management’s ability to require holders of our warrants to exercise such warrants on a cashless basis will cause holders to receive fewer shares of common stock upon their exercise of the warrants than they would have received had they been able to exercise their warrants with cash, page 23

25.
Please clarify the reference to warrants. You are issuing warrants to insiders in a private sale to take place contemporaneously with the offering. In addition, the units to be offered in the public offering will be comprised of shares of your common stock and warrants. If the reference to warrants relates to the warrants to be offered in the private offering, please explain the reason why you believe the warrants represent a risk relevant to investors purchasing in the public offering.

We have revised the disclosure on page 23 of the Registration Statement as requested to indicate that the reference to warrants means all of the Company’s warrants, including the insider warrants. As the insider warrants may be transferred by the initial purchasers following the Company’s initial business combination, they may be held by public stockholders at the time of redemption. Accordingly, we believe the risk applies in such situation.

If our existing stockholders or purchasers of the insider warrants exercise their registration rights with respect to their initial shares or insider warrants and underlying securities it may have an adverse effect on the market price of our common stock and the existence of these rights may make it more difficult to effect a business combination, page 23

Securities and Exchange Commission
October 1, 2007

26.
Please revise to clarify when the existing stockholders are entitled to demand that the company register the resale of their initial shares or insider warrants and underlying securities. We note your statement that “any time commencing three months prior to the date on which their shares are released from escrow.”

We have revised the disclosure on page 23 of the Registration Statement as requested.

Use of Proceeds, page 27

27.
We note in footnote 1 to Item 13 in Part II that you paid Continental Stock Transfer & Trust Company an initial trustees’ fee and will pay Continental Stock Transfer annual fees for acting as trustee, transfer agent of your common stock, warrant agent for your warrants, and escrow agent. Please disclose whether all these fees are reflected in this section and how these fees will be paid.

We have revised the disclosure on pages 27, 28 and 34 of the Registration Statement as requested.

28.	Please file as an exhibit the agreement documenting the initial stockholders’ agreement to make advances to you to complete the liquidation of the business.

The agreement governing the above-referenced obligations is set forth in exhibit 10.1 filed with Amendment No. 1.

Management’s Discussion and Analysis and Financial Condition and Results of Operations, page 33

29.
Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that you expect to materially affect your business or operations. Please expand this section to discuss in reasonable detail any known trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way when you acquire a target for business combination. If warranted (we note prior comment # in this regard), please provide disclosure relating to the industries upon which you intend to focus in your search for a target and discuss the material opportunities, challenges, and risks in short and long term attendant to those industries and the actions you are taking and/or will take to address them. Refer to SEC Release No. 33-8350.

In response to the Staff’s comment, we have added disclosure on page 33 of the Registration Statement to the Management’s Discussion and Analysis of Financial Condition and Results of Operations section to address known trends and uncertainties under the caption “Results of Operations and Known Trends or Future Events.” With respect to the remainder of the Staff’s comment, we note that SEC Release 33-8350 states the MD&A requirements are intended to satisfy three principle objectives including “to provide information about the quality of, and potential variability of, a company’s

Securities and Exchange Commission
October 1, 2007

earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.” In light of the fact that the Company does not own an operating business, has no past performance and may not acquire a target business in the energy or environmental industries or their related infrastructures, we respectfully submit that the requested disclosure would be overly speculative. Accordingly, we respectfully submit that no further revisions to the disclosure in the Registration Statement are necessary.

30.
We note your statement that you believe that “the $150,000 of net proceeds not held in the trust account plus the up to $1,200,000 of interest earned on the trust account balance that may be released to [you] will be sufficient to allow [you] to operate for at least the next 24 months....” Please provide support for this assertion.

We have revised the disclosure on page 34 of the Registration Statement as requested.

31.
Please disclose whether there are any mechanisms in place to ensure your timely receipt of the $1,200,000 million in interest income, which will be available to fund your operations. Discuss any liquidity problems that may arise as a result of the untimely release of the interest income.

We have revised the disclosure on page 34 of the Registration Statement as requested.

Proposed Business, page 35

32.
You state that “[y]our efforts identifying a prospective target will not be limited to a particular industry, although [you] intend to focus on either the energy or the environmental industry.” Given that you do not intend to limit your search to a particular industry, please advise us why you believe that the extensive discussion concerning the energy and environmental industries is appropriate. We may have further comment.

Because of the prior experience of the Company’s management, we believe the discussion concerning the energy and environmental industries is appropriate. Furthermore, such discussion only lists the types of companies that may be acquired in such industries - it does not provide extensive information related to the benefits of those industries. Notwithstanding the foregoing, we have revised the disclosure on page 35 of the Registration Statement to balance the disclosure and to clarify to investors that the Company may consummate a business combination with a target business outside of such industries.

Securities and Exchange Commission
October 1, 2007

Sources of Target Businesses, page 37

33.	Please identify the source of funds that will be used to pay any finder’s fee, consulting fee or other similar compensation. Consider adding this information in the Use of Proceeds table.

We have revised the disclosure on page 37 of the Registration Statement as requested.

Fair market value of target business, page 38

34.
We note that if you obtain an opinion in order to establish that a potential target represents 80% of your net assets, you do not intend to distribute such an opinion among stockholders, although the stockholders will be entitled to vote on the acquisition of the target. Please disclose the basis for believing that you are not required to distribute the opinion among stockholders.

We have revised the disclosure on page 38 of the Registration Statement to indicate that the Company will include the above-referenced opinion to stockholders in the proxy solicitation materials sent in connection with any proposed business combination.

Conversion Rights, page 40

35.
We note the statement that “[t]he actual per-share conversion price will be equal to the amount in the trust account, inclusive of any interest.” Given that interest that will accrue on the amount that will be deposited in the trust account may be available to the company to fund its operations, please clarify that the actual amount that may be received by converting stockholders may include part of the accrued interest or may not include any interest at all.

We have revised the disclosure on page 40 of the Registration Statement as requested.

Liquidation if No Initial Business Combination, page 41

36.
You state that you “anticipate notifying the trustee of the trust account to begin liquidating such assets promptly” in the event of a liquidation. Please explain why you “anticipate” that the instruction would be given promptly instead of stating that the instruction will be given promptly.

We have revised the disclosure on page 41 of the Registration Statement to clarify that the Company will notify the trustee to begin liquidating the trust assets promptly following expiration of the 24-month time period.

Securities and Exchange Commission
October 1, 2007

37.	Please include the estimated costs for implementing the liquidation and plan of distribution, and separately provide the estimated costs for any fees.

As indicated in response to comment 20 above, we currently disclose on pages 11 and 42 of the Registration Statement that the anticipated expenses of liquidation will be no more than approximately $15,000. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Management, page 48

Director Independence, page 50

38.
Please confirm that your identification of the named individuals as “independent directors” is consistent with the rules of the American Stock Exchange. In providing the confirmation, please consider the anticipated value of the shares of common stock received or to be received by such individuals.

We hereby confirm that the identification of the named individuals as “independent directors” is consistent with the rules of the American Stock Exchange. The American Stock Exchange’s definition of “independent” does not take into account equity ownership, nor does it take into account the value of such equity ownership. Accordingly, under such Exchange’s rules, a director could hold a substantial portion of a company’s stock and still be considered independent.

Certain Relationships and Related Transactions, page 53

39.	Please provide the disclosure required by Item 404(b) of Regulation S-K or advise us why it is not necessary.

We have revised the disclosure on page 54 of the Registration Statement to provide the information required by Item 404(b) of Regulation S-K as requested.

40.
We note that “an increase in the offering size could [ ] result in a proportionate increase in the amount of interest [you] may withdraw from the trust account.” Disclose whether there is a limit in the amount of interest that may be withdrawn.

An increase in offering size will most likely result in a proportionate increase in the amount of interest that the Company could withdraw from the trust account. However, if the size of the offering was increased dramatically, a proportionate increase in the amount of interest to be withdrawn would not be necessary. That is why the disclosure currently indicates that an increase in offering size could result in an increase in the amount of interest that may be withdrawn, as opposed to stating that it would result in such an increase. Since the Company and underwriters have no present intention to increase the size of the offering, the parties have not made a determination as to what amount would be the maximum amount to be withdrawn from the trust account. The material point to an investor is that the increase could happen. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

Securities and Exchange Commission
October 1, 2007

41.	Discuss how you estimated that an increase in the size of the offering may result in a decrease in the per-share conversion or liquidation price of as much as $0.03.

We supplementally advise the Staff that when the purchase price from the private placement of the insider warrants is added to the proceeds held in trust, it increases the per-share amount held in trust and therefore the per-share conversion and liquidation prices increase. If the offering size is increased, the per-share conversion or liquidation price would decrease because the purchase price of the insider warrants is being diluted by (and spread over) the additional units being sold. However, we do not believe this information is relevant to an investor - instead, the possibility of the decrease of up to $0.03 per share is the relevant point. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

42.
We note that the holders of a majority of the initial shares will be entitled to make up to two demands that you register the resale of the restricted securities placed in escrow. Please clarify the date on which the escrow period expires and state whether the company may or will waive the escrow provisions.

We have revised the disclosure on page 53 of the Registration Statement as requested.

Underwriting, page 61

43.
We note that you intend to conduct concurrent offerings in the United States and in Canada and that the closings of the sale of units to be purchased by the U.S. underwriters and international managers are conditioned on one another. Please discuss whether the conditional nature of the sale to the U.S. underwriters is consistent with the underwriters’ firm commitment obligations.

We have revised the disclosure on pages 63 through 66 of the Registration Statement to reflect the fact that there will be only one offering with one underwriting agreement and one syndicate.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

Jeffrey M. Gallant

cc: Lawrence S. Coben

Exhibit A

Millstream Acquisition Corp.
Great Wall Acquisition Corp.
CEA Acquisition Corp.
Chardan China Acquisition Corp.
Tremisis Energy Acquisition Corp.
Arpeggio Acquisition Corp.
Sand Hill IT Acquisition Corp.
Trinity Partners Acquisition Company, Inc.
Rand Acquisition Corp.
China Unistone Acquisition Corp.
International Shipping Enterprises, Inc.
Aldabra Acquisition Corp.
Ardent Acquisition Corp.
Mercator Partners Acquisition Corp.
Terra Nova Acquisition Corp.
KBL Healthcare Acquisition Corp. II
Services Acquisition Corp. International
Courtside Acquisition Corp.
Oakmont Acquisition Corp.
Israel Technology Acquisition Corp.
Juniper Partners Acquisition Corp.
Fortress America Acquisition Corp.
Healthcare Acquisition Corp.
Chardan North China Acquisition Corp.
Stone Arcade Acquisition Corp.
Ithaka Acquisition Corp.
Ad.Venture Partners Inc.
Coconut Palm Acquisition Corp.
Federal Services Acquisition Corp.
Boulder Specialty Brands, Inc.
Argyle Security Acquisition Corp.
Highbury Financial Inc.
Acquicor Technolgy, Inc.
General Finance Corporation